GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1     Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the six months ended June 30, 2004. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of July 25, 2004.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2     Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently advancing two advanced exploration projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa. In 2003, the Company optioned the earlier-stage Golden Cloud property, located adjacent to the southern boundary of the Ivanhoe Property.

1.2.1     Carlin Trend, Nevada, United States of America

The Company's activities on the Carlin Trend in Nevada consist of exploration activity at the Ivanhoe Property and at the Golden Cloud Property.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, 80 kilometres from Elko, Nevada. Great Basin's exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

Great Basin outlined a significant mineral resource in an area now known as the Hollister Development Block ("HDB"). The HDB constitutes about 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest in the HDB (see below).

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block

On August 2, 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla will manage the exploration, development and mining operations. Hecla has already commenced engineering and permitting work to facilitate the underground exploration drive into the gold veins. Upon receipt of applicable permits (which have been received), Hecla is contracted to complete the Stage 1 program in about 12 months. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the following 12 months. A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be about one year from the date of commercial production.

In 2003, most activity related to the Ivanhoe property was conducted by Hecla, and directed toward gaining permits for the underground exploration and development program. In March 2004, the Nevada Bureau of Land Management announced a "Finding of No Significant Impact" and "Decision Record", paving the way for development activities to begin.

Additional Exploration Potential

Great Basin has retained a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which has excellent exploration potential. The Company plans further exploration once activities are advanced on the HDB, and has also continued to assess the exploration potential of other properties in the area. As a result of this activity, the Company acquired the Golden Cloud property (see below) that adjoins Ivanhoe on its southern extent.

Golden Cloud Property, Nevada

On August 26, 2003, Great Basin entered into an agreement with Atna Resources Ltd. ("Atna") to acquire an interest in the Golden Cloud Property, Nevada. The Company could have earned a 70% interest in the Golden Cloud Property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of drilling, making cash payments totaling US$400,000 to Atna, and by assuming underlying option and property maintenance payments. Pursuant to the terms of the agreement, once the earn-in requirements were met, Great Basin and Atna could form a 70/30 joint venture for further exploration and development of the property.

Geological mapping and sampling was completed by Great Basin in 2003. Several structural zones, with associated chalcedonic alteration and anomalous mercury and gold values, were identified for drill testing. Drilling commenced in May 2004. Approximately 1,500 metres (5,000 feet) of reverse

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

circulation drilling was completed in five holes. No significant mineralization was encountered, and the option was dropped, subsequent to the end of the quarter in early August 2004.

1.2.2     Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 km southeast of Johannesburg, near the town of Balfour. It lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Property Agreements

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") to acquire up to 100% of Southgold ("the Southgold Agreement"). Southgold holds the rights to purchase the Burnstone Project, and any subsequent mining would be subject to government legislation that provides for historically disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin completed its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches; the first tranche of the acquisition was made in the second quarter of 2003 and the second tranche was made during the first quarter of fiscal 2004 on January 31, 2004. As a result, the Company now holds 100% of Southgold.

Property Activities

An 18-kilometre long northwest-southeast gold trend has been outlined at Burnstone. Gold occurs within conglomerate horizon developed by an ancient river system that extended across the property. At least four gold deposit areas have been identified so far within the large braided plain: Area 1 is located in the northwestern part of the trend, Area 2 is located 3 kilometres southeast of Area 1 and Area 3 is located a further 4 kilometres to the southeast of Area 2. The Area 4 target occurs southwest of the Area 1 gold deposit, and has recently been re-interpreted to be an extension to Area 1. Resource delineation drilling has taken place or is underway in each of these areas. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced 4 kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of each deposit area along the trend lies at between 250 and 750 metres in depth, which is relatively shallow for Witwatersrand gold deposits.

Great Basin's exploration program in Area 1 to date includes completion of a thorough airborne magnetic survey, detailed structural geological mapping and 56 NQ size core drill holes (totaling 38,279 metres). Great Basin has increased the number of drill holes in Area 1 by 325%, the number of valid intersection by 275%, and reduced the average drill hole spacing from 700+ metres to 300+ metres. Additional studies

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

of the sedimentological and structural domains over the past year have provided further confidence in the block model by confirming the grade and continuity of the gold resource.

Over 30,000 metres of drilling have been completed during the first six months of 2004. Of this, 11 holes totaling 5,040 metres have been drilled in area 1, 8 holes totaling 12,588 metres have been drilled in area 2, 16 holes totaling 8,844 metres have been drilled in Area 3 and 6 holes, totaling 3,975 metres have been drilled in Area 4. All of the drilling in Area 1 was done in the first quarter, about half of the drilling in Areas 2 and 3 was done in the first quarter and half in the second quarter, and all of the drilling in Area 4 has been done in the second quarter.

During the second quarter, South African consultants from Global GeoServices (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix") completed resource estimates for Areas 1 and 2.

The current Area 1 estimate is based on 88 holes and 232 deflections off the master holes (totaling 320 valid intersections), and includes a 10% factor for geological losses. The estimated resources, undiluted and diluted (if the reef width is <1 metre) to a potential 1 metre mining width, are tabulated below:

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms ‘measured resources' and ‘indicated resources'. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument  43-101 "Standards of Disclosure of Mineral Projects"), the U.S. Securities and Exchange Commission does not  recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these  categories will ever be converted into reserves.

Mineral Resources – Area 1 Gold Deposit
		Undiluted		Diluted to 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	7,791,000	16.10	20,313,000	5.56	3,630,000
	350	6,782,000	17.01	17,521,000	5.92	3,337,000
	400	5,700,000	18.19	14,709,000	6.34	2,999,000
Indicated	300	16,228,000	5.44	14,605,000	5.44	2,554,000
	350	12,954,000	5.44	11,659,000	5.44	2,034,000
	400	11,278,000	5.69	10,151,000	5.69	1,856,000
Total	300	24,019,000	8.90	34,918,000	5.51	6,184,000
	350	19,736,000	9.41	29,180,000	5.73	5,376,000
	400	16,979,000	9.88	24,859,000	6.07	4,855,000

Independent engineering firm, Behre Dolbear & Company ("Behre Dolbear"), was commissioned to estimate the mineral resource for the Area 1 deposit in June 2003. Behre Dolbear's resource estimation specialists reviewed the model, estimated and classified the mineral resource under the supervision of James A. Currie, P.Eng., who is the independent qualified person for the estimate. The measured and

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

indicated resources, at a 350 cmg/t (grade-thickness) cut-off and diluted over a 1.0 m mining width, were estimated to be 19,329,000 tonnes grading 7.50 g/t and containing 4,658,000 ounces of gold. A further review of the model and statistics used to guide the resource estimate was done at the request of regulatory authorities, and that review supported the conclusion that a portion of the deposit could be classified as measured. Additional details resulting from the review were disseminated in a news release dated June 29, 2004 and the corresponding technical report dated July 23, 2004 that describe the recent resource estimate for Area 1 and which is reflected in the foregoing table. The technical report has been publicly filed at www.sedar.com (the Canadian regulatory website). It is possible that ongoing reviews of this information will require periodic updates and revisions which will be publicly disseminated when they are determined. Great Basin's exploration program to date in Area 2 has consisted of 51 NQ size core holes (totaling 34,885 metres). The objectives of the program are to test for extensions to the known mineralization and to more fully understand the geological parameters of this area.

The current resource estimate for Area 2 is based on 54 holes (including historic holes and those drilled by Great Basin) and 160 deflections off the master holes (totaling 214 valid intersections). As a detailed spatial and sedimentological model for Area 2 was not completed, the resource was assigned to an inferred category. Area 2 remains open.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources'. The Company advises U.S. investors that while this term is  recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for  Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources' have a  great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It  cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility  studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource  exists, or is economically or legally mineable.

The estimated undiluted and diluted resource for Area 2 is tabulated below:

Mineral Resource – Area 2 Gold Deposit
		Undiluted		Diluted over 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Inferred	300	8,682,000	10.04	18,511,000	5.74	3,415,000
	350	6,444,000	10.90	13,483,000	6.50	2,816,000
	400	4,480,000	12.49	9,538,000	7.15	2,192,000

Eugene Siepker, M.Sc., Pr.Sci.Nat., of GGS, and Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, independent qualified persons as defined by Canadian Securities Administrators' National Instrument 43-101, are responsible for the resource estimates and the technical report on both estimates that has been filed on SEDAR. The primary analytical facility for the Burnstone Project is SGS Lakefield Research Africa (Pty) Limited in Johannesburg, South Africa. Check assays are done by Acme Laboratories in Vancouver, BC.

The program planned for the remainder of 2004 encompasses continued drilling in Areas 2, 3 and 4 as well as engineering studies for Area 1 and 2.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Geological modeling of the Area 2 deposit was ongoing at the end of the quarter. Delineation drilling has also continued at Area 2.

Results from 19 holes in Area 3 are variable, ranging from 7 cmg/t Au in hole SGG109 to 965 cmg/t Au in hole SGG104. At least six holes of the first 19 holes released intersected greater than 350 cmg/t Au, averaging 715 cmg/t Au. Area 3 has been extended from the known two mineralized historical drill holes to a much larger area. Detailed geological studies and an analysis of the full Area 3 database are currently underway and will not be completed until later in the year. No mineral resources have been reported for Area 3.

Drill hole investigations in Area 4 have just recently commenced and 5 drill holes have currently been completed here. Area 4 is immediately adjacent to the southwest of Area 1 and drilling indicates that the Area 1 deposit continues into Area 4. In the future the two areas will be treated as one deposit.

Holes SGG133, SGG137 and SGG141, located in the northern portion of Area 4, intersected 1.8 metres, 0.54 metre and 0.57 metre, respectively, of the Kimberley Reef; visible gold was observed in all 3 holes. These results indicate significant potential for additional resources in this area.

1.2.3     Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in Yukon Canada, on which it had conducted exploration in the 1990s. In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

CRS made a $50,000 payment, plus applicable taxes, to Great Basin in December 2002 to keep the Option in good standing prior to obtaining a listing on the TSX Venture Exchange ("TSXV"). In June 2003, CRS listed on the TSXV under the name Lumina Copper Corporation. Accordingly, the Company received warrants to purchase 100,000 shares of Lumina Copper Corporation at an exercise price of $1.80 until May 23, 2005. These warrants were exercised into common shares and then subsequently sold by the Company. In May 2005 the Company received warrants to purchase 100,000 shares of Lumina Copper Corporation at an exercise price of $5.80 until May 21, 2006.

1.2.4     Market Trends

Gold prices, although volatile in the past four to six months, have averaged US$399/oz in the calendar year to date, continuing the overall upward trend established in 2003. Silver prices are also up in 2004, averaging US$6.41/oz. Copper prices have been strong in 2004. Copper has increased from the average 2003 price of US$0.81/lb to US$1.25/lb in the year to date in 2004.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.5     Activities

During the six months ended June 30, 2004:

  the Company exercised tranche two of the Southgold purchase, whereby the Company acquired the remaining 51% of Southgold which it did not yet own, for 11 million shares and 5.5 million warrants of Great Basin;

  continued drilling at Burnstone, and in June 2004 released a new resource estimate (see item 1.2.2above);

  commenced a first phase exploratory drilling program at the Golden Cloud Property; and

  received a "Finding of No Significant Impact" relating to the proposed Hollister Development Block Project from the United States Bureau of Land Management.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3     Selected Annual Information

In thousands of Canadian Dollars,	As at and for	As at and for	As at and for
except per-share figures and number of shares	the Year ended	the Year ended	the Year ended
	December 31	December 31	December 31
	2003	2002	2001
Current assets	$22,052	$15,346	$7,519
Mineral properties	30,668	5,878	5,583
Other assets	81	8	11
Total assets	52,801	21,232	13,113

Current liabilities	818	2,189	25
Shareholders equity	51,983	19,043	13,088
Total liabilities	52,801	21,232	13,113

Working capital	21,234	13,157	7,494

Expenses
Exploration	7,928	3,370	2,877
Conference and travel	326	189	109
Corporation capital tax	7	35	24
Depreciation	–	3	3
Financial advisory and finders' fees	147	464	–
Foreign exchange	532	(97)	–
Interest and other	(936)	(147)	(364)
Legal, accounting and audit	273	276	306
Office and administration	877	1,129	461
Shareholder communications	754	241	81
Trust and filing	204	56	12
Write off of mineral property interests	–	–	5,555
Subtotal	10,112	5,519	9,064
Exploration - stock-based compensation	786	–	–
Stock-based compensation	1,346	–	–
Recovery of accounts receivable previously written off	(367)	–	–
Gain on sale of investments	(4,379)	–	–
Loss for the period	7,498	5,519	9,064

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	60,061,869	43,785,007	38,182,137

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4     Results of Operations

Loss for the period increased in the second quarter of the year to $2,967,000 from $2,189,000 in the first quarter of the year due to increased activity at Burnstone, and decreased from $3,362,000 in the second quarter of fiscal 2003 during which financial advisory fees were paid.

Exploration expenditures increased in the second quarter of the year to $2,660,000 from $1,407,000 in the first quarter of the year and from $1,812,000 in the second quarter of fiscal 2003 due to increased activities at Burnstone.

Of the exploration costs to date in fiscal 2004, $3,743,857 was spent on Burnstone and $308,721 was spent on Ivanhoe, which includes the Hollister Development Block, the Ivanhoe property outside of the HDB and the Golden Cloud Property. At Ivanhoe, the main costs were drilling ($75,100) at Golden Cloud; geological ($58,294) for work at Ivanhoe and Golden Cloud, engineering ($55,584) activities associated with the Hollister Development Block and site activities ($41,503) costs to maintain the field office at Ivanhoe.

At Burnstone, the main exploration expenses were drilling ($2,102,540); geological ($996,247) for planning, core logging and supervision of the drilling program; engineering ($239,374) for preliminary scoping and metallurgical studies; transportation ($126,211) for travel by geological and engineering staff to and from the site in South Africa; assays and analysis ($112,049) of drill core samples; and site activities ($93,205) for running the field office and carrying out other support activities associated with the drilling program. Expenditures in most categories were similar to those in the first quarter, except for drilling, engineering and geological. Engineering and geological costs increased substantially as preliminary engineering studies geared up and resource estimates were done in the second quarter.

Financial advisory and finders' fees decreased in the second quarter of the year to $39,000 over $143,000 in the first quarter of the year, and decreased from $1,060,000 in the second quarter of fiscal 2003 when the Burnstone Project was under negotiation.

Shareholder communications increased in the second quarter of the year to $106,000 from $44,000 in the first quarter of the year due to mailings related to the Company's annual general meeting held in June, and increased slightly over $101,000 spent in the second quarter of fiscal 2003.

Trust and filing fees decreased in the second quarter of the year to $25,000 from $184,000 in the first quarter of the year due to annual stock exchange fees having been paid during the first quarter of the year, and increased slightly over the $17,000 incurred in the second quarter of fiscal 2003.

Conference and travel decreased in the second quarter of the year to $49,000 from $98,000 in the first quarter of the year, and decreased from $91,000 in the second quarter of fiscal 2003 due to less financing-related travel.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5     Summary of Quarterly Results

In thousands of Canadian Dollars, except per-share figures and number of shares

	As at and for the quarter ended

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	22,748	24,546	22,052	29,212	16,354	21,548	15,346	17,383
Mineral properties	74,808	74,808	30,668	24,647	24,647	5,878	5,878	5,583
Other assets	81	81	81	69	69	69	8	9
Total assets	97,638	99,436	52,801	53,929	41,070	27,495	21,232	22,976

Current liabilities	1,466	808	818	17,855	1,960	1,005	2,189	31
Other liabilities	-	-	-	-	-	-	-	-
Shareholders equity	96,172	98,628	51,983	36,073	39,110	26,491	19,043	22,945
Total liabilities	97,638	99,436	52,801	53,929	41,070	27,495	21,232	22,976

Working capital	21,282	23,738	21,234	11,357	14,394	20,543	13,157	17,352

Expenses
Exploration	2,660	1,407	1,614	2,494	1,812	2,008	2,880	61
Conference and travel	49	98	64	84	91	87	146	25
Corporation capital tax	-	-	7	-	-	-	32	-
Depreciation	-	-	-	-	-	-	2	-
Financial advisory and
finders' fees	39	143	(1,195)	218	1,060	63	464	-
Foreign exchange	(318)	(111)	112	84	136	200	(42)	(54)
Interest and other	(183)	(123)	(253)	(81)	(123)	(479)	-	(77)
Legal, accounting and audit	84	63	113	39	66	55	122	73
Office and administration	215	175	(123)	405	202	394	993	(53)
Salaries and benefits	-	-	-	-	-	-	(175)	65
Shareholder communications	105	44	537	45	101	71	146	25
Trust and filing	25	184	3	157	17	27	18	5
Subtotal	2,676	1,880	879	3,445	3,362	2,426	4,586	70
Exploration - stock-based
compensation	192	223	786	-	-	-	-	-
Stock-based compensation	99	86	1,346	-	-	-	-	-
Recovery of accounts
receivable previously
written off	-	-	(367)	-	-	-	-	-
Gain on sale of investments	-	-	(4,379)	-	-	-	-	-
Loss for the period	2,967	2,189	(1,735)	3,445	3,362	2,426	4,586	70

Basic and diluted loss per
share	$(0.03)	$(0.03)	$0.04	$(0.06)	$(0.06)	$(0.05)	$(0.10)	$(0.00)

Weighted average number of
common shares
outstanding (thousands)	86,393	81,918	60,062	62,738	59,329	50,630	43,785	46,764

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6     Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2004, the Company had working capital of approximately $21.3 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration programs, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7     Capital Resources

At June 30, 2004, Great Basin has working capital of approximately $21.3 million, as compared to $21.2 million at December 31, 2003, and is debt free.

At June 30, 2004, the Company had 86.5 million common shares issued and outstanding. There has been no material change in the number of shares outstanding from June 30, 2004 to the date of this MD&A.

1.8     Off-Balance Sheet Arrangements

None.

1.9     Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private management company with certain directors in common with the Company, that provides geological, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis. In the second quarter of fiscal 2004, the Company paid HDI $342,026 for these services, as compared to $579,033 in the second quarter of fiscal 2003.

As at June 30, 2004, Great Basin had prepaid approximately $401,128 (December 31, 2003 – ($456,369)) for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

other related parties during the year, to evaluate data on the Ivanhoe property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

During the six month period ended June 30, 2004, the Company paid $56,662 to a private company owned by David Copeland, a director, for engineering and project management services at market rates.

1.10     Fourth Quarter

Not applicable

1.11     Proposed Transactions

None.

1.12     Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and

  the carrying values of mineral properties,

  the carrying values of property, plant and equipment, and

  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13     Changes in Accounting Policies including Initial Adoption

None.

1.14     Financial Instruments and Other Instruments

None.

1.15     Other MD&A Requirements

1.15.1     Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2     Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is a non-venture issuer.

GREAT BASIN GOLD LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3     Disclosure of Outstanding Share Data

The following details the share capital structure as at July 25, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				86,485,379

Share purchase options	December 20, 2004	$1.17	128,000
	January 31, 2005	$1.80	241,300
	July 29, 2005	$1.32	300,000
	July 29, 2005	$1.50	750,000
	July 29, 2005	$1.70	15,000
	September 8, 2005	$1.97	100,000
	November 30, 2005	$2.50	670,000
	November 30, 2005	$2.69	95,000
	November 30, 2005	$2.76	100,000
	January 10, 2006	$0.96	1,572,000
	November 30, 2006	$1.59	180,000
	November 30, 2006	$1.75	460,000
	December 20, 2007	$1.17	1,072,000	5,683,300

Warrants	August 2, 2004	$1.55	750,000
	January 31, 2005	US$0.75	5,500,000	6,250,000